Contact

www.linkedin.com/in/sundaresh-mahendra (LinkedIn)

Sundaresh M.

Co-founder at April Labs

New York

Experience

April Labs

Co-founder/CEO

January 2019 - Present (3 years 4 months)

New York, United States

The April Foundation

Director

April 2020 - Present (2 years 1 month)

New York, United States

Antler

Founder in Residence

April 2020 - July 2020 (4 months)

New York, United States

Concreet

Co-founder

January 2017 - December 2018 (2 years)

New York, United States

Victoria Park Capital

Co-Founder / CIO

July 2015 - December 2016 (1 year 6 months)

New York, United States

Citi

Vice President - Trader

September 2009 - February 2015 (5 years 6 months)

New York City

Harlem Arts Festival

Board Of Directors

January 2011 - January 2014 (3 years 1 month)

New York, United States

Lehman Brothers
Intern - Sales and Trading
June 2008 - September 2008 (4 months)
New York City

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Education

University of Michigan